April 14, 2016

VIA EDGAR AND COURIER

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram

Re:	GenSight Biologics S.A.

Application for Withdrawal of (i) Registration Statement on Form F-1 (File No. 333-205539) and (ii) Registration Statement on Form 8-A (File No. 001-37618)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), GenSight Biologics S.A. (the “Company”) hereby respectfully requests the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1, file number 333-205539, initially filed with the Commission on July 7, 2015, as amended thereafter, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Registration Statement has not been declared effective, and the Company hereby confirms that no securities have been sold in connection with the proposed offering under the Registration Statement.

The Company has determined at this time not to proceed with the offering contemplated by the Registration Statement due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

In accordance with Rule 477(c) under the Securities Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act and subject to the compliance with the requirement thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

In addition, the Company hereby applies for the withdrawal of its registration statement on Form 8-A (File No. 001-37618), which was filed with the Commission on November 3, 2015 (“Form 8-A”) in accordance with Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12d1-2 under the Exchange Act, the Form 8-A has not become effective.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement and Form 8-A (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Melinda Stege Arsouze, Esq. of Gide Loyrette Nouel LLP, via email at melinda.arsouze@gide.com or via facsimile at +33 (0)1 40 75 37 68. It is our understanding that this application for withdrawal of the Registration Statement and Form 8-A will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Melinda Stege Arsouze, Esq. at +33 (0)1 40 75 93 83. Thank you for your assistance.

Very truly yours,

GenSight Biologics S.A.

/s/ Bernard Gilly
Bernard Gilly
Chief Executive Officer

cc:	Christopher B. Mead, Esq., Gide Loyrette Nouel LLP

Lisa L. Jacobs, Esq., Shearman & Sterling LLP

Robert C. Treuhold, Esq., Shearman & Sterling LLP

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